NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 25, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 12, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Antero Midstream Partners LP and Antero Midstream Corporation became effective after the close on March 12, 2019. Each share of Common Units representing limited partner interests of Antero Midstream Partners LP converted into either i) $10.1364 in cash plus an additional amount of cash equal to 1.1279 shares of Common Stock of Antero Midstream Corporation, or ii) 1.8926 shares of Common Stock of Antero Midstream Corporation, or iii) $3.415 in cash and 1.6350 shares of Common Stock of Antero Midstream Corporation. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 13, 2019.